UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 28, 2023

(Date of Report (Date of earliest event reported))

GelStat Corporation

(Exact name of registrant as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

333 SE 2nd Avenue, Suite 2000

Miami, Florida 33131

(Address of principal executive offices)

(772) 212-1368

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.2	Other Events

Unaudited Financial Statements for the Period Ended September 30, 2023

On November 28, 2023, GelStat Corporation (the “Company”) filed its unaudited financial statements for the period ended September 30, 2023 (the “Financial Statements”). A copy of the Company’s Financial Statements is attached as Exhibit 99.1.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Exhibits

Exhibit Number	Description
99.1	Financial Statements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 28, 2023	GelStat Corp.

	By:	/s/ Javier Acosta
Javier Acosta
Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)